**NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES**

EMGOLD MINING CORPORATION
Suite 202 – 905 West Broadway Street
Vancouver, B.C. V5Z 4M3
www.emgold.com

August 28, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD CLOSES SECOND AND FINAL TRANCHE
OF NON-FLOW-THROUGH PRIVATE PLACEMENT

Vancouver, British Columbia - Emgold Mining Corporation (TSX-V: EMR) ("Emgold" or the "Company") is pleased to announce that it has completed a second tranche of its non-brokered non-flow-through private placement (the “Non-Flow-Through Financing”) by the issuance of 3,900,000 units (each a “ Unit”) issued at a price of CDN$0.12 per Unit for gross proceeds of CDN$468,000. Together with the first tranche closed on August 10, 2018, the Company has raised aggregate gross proceeds of $778,200 for the Non-Flow-Through Financing.

Each Unit consists of one (1) common share (a “Share”) of the Company and one (1) non-transferable common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional common share (each a “Warrant Share”) issued at a price of CDN$0.17 per Warrant Share. No Finder’s Fees are payable in association with the closing of this second tranche of the Non-Flow-Through Financing. The closing of this tranche of the Non-Flow-Through Financing is subject to TSX Venture Exchange approval. Securities issued as part of the Non-Flow-Through Financing are subject to a statutory four month and one day hold from the date of issuance.

Three insiders of the Company participated in the Non-Flow-Through Financing and subscribed for an aggregate of 1,300,000 Units for gross proceeds of $156,000 Participation of insiders of the Company in the Private Placement constitutes a related party transaction as defined under Multilateral Instrument 61-101 (Protection of Minority Security Holders in Special Transactions). The Issuer is relying on the exemption from the formal valuation requirement found in Section 5.5(b) of MI 61-101 (Issuer Not Listed On Specified Markets) and also relying on the exemption from the minority approval requirement found in Section 5.7(1)(a) of MI 61-101 (Fair Market Value Not More Than 25% of Market Capitalization) and Section 5.7(b) of MI 61-101 (Fair Market Value Not More Than $2,500,000 for the Related Party).

Net proceeds from the Non-Flow-Through Financing will be used for general working capital purposes including the amendment to the Troilus North Property Option Agreement, as announced by press release on August 13, 2018. The approval of such amendment is subject to TSX Venture Exchange Approval.

As announced in its press release dated May 22, 2018 and updated by a press release on June 5, 2018, Emgold is also in the process of completing a CDN$1.0 million Flow-Through Financing (the “Flow-Through Financing”). The Company plans a final close of the Flow-Through Financings not later than August 31, 2018.

About Emgold

Emgold is a junior gold exploration and mine development company with several exploration properties located in the Quebec, Nevada, and British Columbia. These include the Troilus North Property in Quebec (optioned), Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties in Nevada and the Stewart and Rozan Properties located in British Columbia. In addition, the Company is in the process of acquiring a 51% interest in the Golden Arrow Property in Nevada, with an option to acquire a 100% interest. Information on these properties can be found on Emgold’s website at www.emgold.com. Emgold is currently conducting an exploration program on the Troilus North Property in Quebec.

Alain Moreau, P.Geo., a qualified person under the NI 43-101 instrument has reviewed and approved the content of this press release.

This news release does not constitute an offer of sale of any of the above-mentioned securities in the United States. The foregoing securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the foregoing securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated business plans and timing of future activities of the Company, the initial acquisition and option of the Golden Arrow Property, potential exercise of options to acquire 100% interest in the Troilus North and/or the Golden Arrow Properties, the successful completion of associated financing activities are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX-V acceptance of any current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.